FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Humana Inc. Pursuant to 17 C.F.R. § 200.83

Certain portions of this letter have been omitted in accordance with a request for confidential treatment submitted to the Securities and Exchange Commission (the “SEC”). Omitted information has been replaced with three asterisks [***]. The omitted information has been filed separately with the SEC.

VIA EDGAR AND HAND DELIVERY

May 21, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Brunhofer

Division of Corporate Finance

Office of Healthcare and Insurance

Re:	Humana Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 16, 2018

File No. 001-05975

Dear Mr. Brunhofer:

Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated May 8, 2018 with respect to the Company’s Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”). To ease your review, we have repeated the Staff’s comments below in italicized print, followed by our response.

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Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Sale of Closed Block of Commercial Long-Term Care Insurance Business, page 86

Comment:

You disclose here that you expect a loss of approximately $365 million upon the sale of KMG America Corporation expected to close in the third quarter of 2018 and update this expected loss to approximately $350 million on page 8 of your March 31, 2018 Form 10-Q. Please tell us why you do not record any of this anticipated loss at December 31, 2017 or March 31, 2018 and reference for us the authoritative literature you relied upon to support your accounting. In your response specifically tell us whether your impending sale of KMG America Corporation qualifies for held for sale classification as stipulated in ASC 360-10-45-9 and address the following:

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Humana Inc. Pursuant to 17 C.F.R. § 200.83

•	If so, tell us:

•	Why you do not record the apparent $365 million in loss in fair value at December 31, 2017 and the apparent $15 million recovery at March 31, 2018 as stipulated in ASC 360-10-35-38 through 35-42;

•	How your ongoing accounting complies with ASC 360-10-35-43;

•	How your presentation complies with ASC 360-10-45-14; and

•	How your disclosure complies with ASC 360-10-50-3A;

•	If not, tell us why you fail to qualify for held for sale classification and separately explain whether there is any asset impairment associated with this subsidiary and your assessment for additional loss reserves associated with the long-term care policies or any other policies at this subsidiary; and

•	In any regard, provide us the computations of your expected losses at both December 31, 2017 and March 31, 2018.

Response:

We did not recognize the expected loss on sale of KMG America Corporation (“KMG”), including its wholly owned subsidiary Kanawha Insurance Company (“KIC”), to Continental General Insurance Company (“CGIC”) at either December 31, 2017 or March 31, 2018, because all criteria under ASC 360 were not met to qualify for held for sale classification as of either date. The specific criteria not achieved as of either date were as follows:

•	ASC 360-10-45-9(d), which states: The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.

•	ASC 360-10-45-9(f), which states: Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

On November 6, 2017, the Company entered into a definitive agreement to sell its wholly-owned subsidiary, KMG, to CGIC. KIC primarily includes a closed-block of non-strategic commercial long-term care insurance policies, as well as other long-duration insurance policies. * * * Based on this prolonged consideration and the difficulties present in the long term care industry including recent reserve strengthening and insolvencies by other industry participants, the Company determined that KMG would be difficult to sell.

The sale of KMG is conditioned on the approval of the South Carolina Department of Insurance (“SC DOI”) and the Texas Department of Insurance (“TDI” and, together with the SC DOI, the “DOIs”), as well as regulators in the states of Florida and California. No assurance of these approvals was obtained prior to executing the definitive agreement and, as disclosed in the 2017 Form 10-K and in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2018, there can be no assurance that these required regulatory approvals will be obtained, or, if obtained, will be on terms acceptable to the Company.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Humana Inc. Pursuant to 17 C.F.R. § 200.83

As of each of December 31, 2017 and March 31, 2018, neither the SC DOI nor the TDI had approved the sale, formally or informally. * * * Should the transaction fail to be consummated, it is likely that significant changes to the Company’s plan would be made.

Given the substantial uncertainty associated with the regulatory approvals and other factors discussed above, the Company therefore concluded as of December 31, 2017 and March 31, 2018, that the sale of KMG is not probable as defined under relevant accounting standards (ASC 450). For these same reasons, the Company concluded that, if the transaction were to be terminated, significant changes to the Company’s plan would be made. Thus, not all of the held for sale criteria under ASC 360 was met at December 31, 2017 or March 31, 2018, and the Company was prevented from recognizing the expected loss on sale during the periods ended December 31, 2017 or March 31, 2018.

The Company evaluated whether there were any asset impairments associated with KMG as of December 31, 2017, under an assets held and used model. Investment securities, which consist entirely of debt securities, are stated at fair value under ASC 320. Investment securities in an unrealized loss position were evaluated for potential other-than-temporary impairment and the Company determined none existed. The Company also assessed and determined other long-term assets associated with KMG (consisting of reinsurance recoverable, deferred income tax and deferred acquisition costs1) were realizable or recoverable from future income. There is no goodwill associated with KMG, and therefore, a goodwill impairment analysis was not required. Accordingly, no asset impairments existed as of December 31, 2017.

The Company also performed an assessment as of December 31, 2017, to determine if additional loss reserves were required under the premium deficiency guidance in ASC 944. With respect to the long-term care insurance policies, the Company performs loss recognition testing regularly including an explicit calculation during the fourth quarter, comparing existing future expenses and policy benefits payable with the sum of current reserves and the present value of future gross premiums, using current assumptions regarding interest rates, mortality, morbidity, persistency and maintenance expenses as well as premium rate increases. The Company has also evaluated the sufficiency of other loss reserves utilizing a projected future cash flow analysis. Based on the results of these analyses, the Company determined that no additional premium deficiencies existed at December 31, 2017.

During the period ended March 31, 2018, the Company evaluated the results of the analyses performed as of December 31, 2017, including asset impairment analyses, the loss recognition testing and premium deficiency analysis, and compared these results to current period information in order to determine if the prior analyses still supported the conclusion that no additional asset impairments or premium deficiencies existed. Based on these analyses, the Company concluded no new asset impairments or premium deficiencies existed as of March 31, 2018.

The assumptions used to determine the reserves are established and locked in at the time each contract is issued and only change if our expected future experience deteriorates to the point that the level of liability, together with the present value of future gross premiums, are not adequate to provide for future expected policy benefits and maintenance costs. As previously disclosed, in 2016 the Company recorded a premium deficiency associated with the long-term care insurance policies which resulted in an increase to loss reserves of $659 million.

[1]	Deferred acquisition costs are related to our other long-duration insurance policies (approximately $85 million and $81 million at December 31, 2017 and March 31, 2018, respectively).

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Humana Inc. Pursuant to 17 C.F.R. § 200.83

The premium deficiency analysis required that we unlock and modify our assumptions based on current and anticipated experience. Importantly, ASC 944-60-35-5 precludes the Company from recording a current loss to increase reserves that would result in creating future income. In other words, the 2016 charge reset reserve levels such that, assuming actual experience equaled the modeled assumptions zero margin would result. This is fundamentally different than what a buyer would require in a sale transaction. Actuarial assumptions used to estimate reserves are inherently uncertain. Small variations in the buyers modelling of the actuarial assumptions can yield significantly different results, especially since our closed-block of long-term insurance policies will take many years to settle. As such, it is the structure of the transaction and the buyer’s need of a profit margin high enough to generate a compelling rate of future return to enter into the transaction and assume the inherent risks based on the buyer’s own assumptions which generates the loss on sale and not a lack of future cash flows necessary to support the pre-transaction asset values or reserve levels of KMG.

The expected net loss on sale of KMG at December 31, 2017 and March 31, 2018 was estimated to be approximately $365 million and $350 million, respectively, consisting of the following:

	March 31, 2018	December 31, 2017
	(in millions)
Cash and long-term investment securities	$2,470	$2,544
Other current assets	31	37
Other long-term assets:
Deferred income tax	180	180
Deferred acquisition costs	81	85
Reinsuarnce recoverable	574	568
Benefits payable	(54)	(54)
Trade accounts payable and accrued expenses	(77)	(65)
Future policy benefit reserves	(2,643)	(2,707)
Other long-term liabilities	(4)	(15)

KMG net book value	$558	$573

Expected cash to be paid at close	203	203
Estimated transaction costs	4	4
Tax Benefit	(415)	(415)

Expected net loss	$350	$365

Under the terms of the definitive agreement with CGIC, the Company would transfer the stock of the KMG subsidiary with approximately $573 million of net book value, but also contributing another $203 million of cash prior to closing. The $15 million reduction in the expected net loss to $350 million at March 31, 2018, primarily resulted from the reduction in the fair value of the investment securities partially offset by the results from operations for the period ended March 31, 2018. The recognition of the loss on sale will be triggered by the sale transaction (or classification as held for sale, if earlier).

While we did not meet all criteria under ASC 360 to qualify for held for sale classification at December 31, 2017 or March 31, 2018, we disclosed the transaction and expected loss to provide transparency. We will continue to update the disclosure as facts and circumstances dictate.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Humana Inc. Pursuant to 17 C.F.R. § 200.83

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We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3938, or Brian Kane, our Chief Financial Officer, at (502) 580-1599.

Very truly yours,

/s/ CYNTHIA H. ZIPPERLE

Cynthia H. Zipperle

Senior Vice President, Chief Accounting Officer and Controller

Principal Accounting Officer

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